SUPPLEMENT No. 2	Filed Pursuant to Rule 424(b)(7)

(To Prospectus Dated May 16, 2007)	File No. 333-143007

$300,000,000

Anixter International Inc.
1% Senior Convertible Notes due 2013

This supplement no. 2 supplements our prospectus dated May 16, 2007 relating to the resale from time to time by certain selling securityholders of up to $300,000,000 principal amount of notes and the shares of common stock issuable upon conversion of the notes. You should read this supplement no. 2 in conjunction with the prospectus. This supplement no. 2 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 2 supersedes that information.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

	Principal Amount of
	Notes Beneficially	Number of Shares of Common Stock
Name	Owned and Offered	Beneficially Owned(1)	Offered(2)

Banc of America Securities (3)(5)	390,000	9,293	6,143
BNP Paribas Arbitrage(4)	6,500,000	102,394	102,394
Froley Revy Alternative Strategies	535,000	8,427	8,427
Guardian Life Insurance Company(4)(6)	4,500,000	70,888	70,888
PBGC Maintenance	306,000	4,820	4,820

(1)	Assumes for each $1,000 in principal amount of notes a maximum of 15.753 shares of common stock could be issued upon conversion. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on the initial conversion rate of 15.753 shares of our common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	The selling securityholder is a broker-dealer.

(4)	The selling securityholder is an affiliate of a broker-dealer.

(5)	In addition to the common stock listed as beneficially owned, the securityholder has advised us that it, or its affiliates, own approximately 1% of our outstanding common stock in a fiduciary capacity and less than 0.2% of our outstanding common stock in a non-fiduciary capacity. From time to time, we and our affiliates engage in investment banking and commercial banking transactions with the securityholder and its affiliates. The securityholder participated in the initial offering of the notes as an initial purchaser. The securityholder also participated as a book-running manager and underwriter in a public offering of 5.95% Notes due 2015 issued by Anixter Inc., our principal operating subsidiary, and guaranteed by us. Bank of America, N.A., an affiliate of the securityholder, serves as a lender and the administrative agent, swing-line lender and letter of credit issuer under a revolving credit agreement with Anixter Inc., and served in those capacities under the previous credit agreement.

(6)	The securityholder has advised us that voting power and investment control with respect to the notes and common stock held by this securityholder are exercised by John B. Murphy, in his capacity as Managing Director of Guardian Life Insurance Co.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Except as noted above, none of the selling securityholders listed above will own 1% or more of our outstanding common stock after this offering.

Selling securityholders who are registered broker-dealers or affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act. To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional supplements to the prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

See “RISK FACTORS” beginning on page 5 of the prospectus for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this supplement is October 9, 2007.